CIRRACOR, INC.
                          3375 Toopal Drive, Suite 101
                           Oceanside, California 92054
                                  949-300-0901

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Jason Niethamer and Stephen Krikorian

AS FILED ON EDGAR

March 24, 2006

Re:                    Cirracor, Inc., a Nevada corporation
                       Form 10-KSB for Fiscal Year Ended September 30, 2005 File No. 000-50282

Dear Mr. Niethamer and Mr. Krikorian:

On behalf of Cirracor, Inc., a Nevada corporation ("Company"), please be informed that the undersigned has received and read your letter dated February 7, 2006, regarding the Company's Annual Report on Form 10-KSB ("Form 10-KSB") filed with the Securities and Exchange Commission ("Commission") for the fiscal year ended September 30, 2005.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Annual Report on Form 10-KSB ("Amendment No. 1") which is anticipated to be filed by April 7, 2006.

At the time that Amendment No. 1 is filed with the Commission, three (3) marked copies will be mailed to your office to facilitate your review. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Form 10-KSB for the year ended September 30, 2005
-------------------------------------------------

Item 6.  Management's Discussion and Analysis of Financial Condition or Plan
-----------------------------------------------------------------------------
of Operation
-------------

For the year ended September 30, 2005 as compared to the year ended September 30, 2004


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                                          Securities and Exchange Commission
                                                              March 24, 2006
                                                                 Page 2 of 5


Results of Operations, page 7
-----------------------------

1. These computer systems were sold to a customer at cost. The customer was not a regular purchaser of the Company's website services. Lastly, the selling of equipment would generally be considered incidental to the Company's operations. Given these facts, the Company should not have recognized revenue and cost of sales on this transaction. The Company undertakes herewith to amend its Form 10-KSB filing to report these figures at the net amount as Other Income, which in this instance would be zero.

2. Cost of sales is determined by applying a standard cost of $40 per hour to the number of hours worked on customer projects. This practice was consistent among the September 30, 2005 and 2004 years. During the fiscal year ended September 30, 2004 the Company's cost of sales exceeded its revenue, and this was due to large overruns of project time that the Company was unable to pass on to its customers. During the fiscal year ended September 30, 2005, the Company believes it was better able to control its time overruns, and thus was able to decrease its cost of sales and improve its gross margin accordingly. The decrease in cost of sales is a trend that is expected to continue into the future as the Company becomes more proficient in its ability to manage its website projects and negotiate change orders with its customers.

3. Increases in professional fees are due to (1) the Company hiring a CPA firm during the fiscal year ended September 30, 2005 to prepare the books, financial statements and SEC filings, and (2) higher recurring quarterly review and audit fees paid to the Company's principal accountant. The Company's accounting fees are not expected to increase significantly in the future, outside of normal expected year-to-year rate increases, barring other changes in regulations that may require increased compliance costs.

Notes to Consolidated Financial Statements
-------------------------------------------

1.  Summary of Significant Accounting Policies, page 14
-------------------------------------------------------

Revenue Recognition, page 15
-----------------------------

4. The Company has reviewed the provisions of EITF 00-3, and applies the provisions of SOP 97-2 accordingly. The Company designs and builds web sites and web applications for its customers whereby the customer ends up being the owner of the content, thereby meeting the EITF 00-3 criteria for recognizing software revenue under SOP 97-2. The Company did not have adequate vendor specific objective evidence (VSOE) that could be used to separately value the distinct elements of its web site development contracts with customers, and thus only recognized revenue when each contract was completed and accepted by the customer. The Company did not perform any web hosting or other services that would necessitate a separate allocation of revenue under SOP 97-2.


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                                          Securities and Exchange Commission
                                                              March 24, 2006
                                                                 Page 3 of 5



         As noted in our disclosure and in accordance with SOP 97-2, we recognize revenue when the following criteria are met:

          o    Persuasive evidence of an arrangement exists.
          o    Delivery has occurred.
          o    Fee is fixed or determinable and,
          o    Collectibility is reasonably assured.

         These criteria are applied to the design and application arrangements that do not require significant production, modification, or customization of software. Where our contracts call for multiple deliverables (such as upgrades, product enhancements, or post-contract services), revenues are allocated to the various elements based on vendor-specific objective evidence of fair value.


Item 8A. Controls and Procedures, page 38
-----------------------------------------

5. Please note this Item will be revised to state (and future filings will state)that the Company's executives concluded that the disclosure controls and procedures were effective as of September 30, 2005, i.e., the end of the period covered by the report. Moreover, the statement will be revised to confirm whether the Company's executives have concluded that the disclosure controls and procedures are effective to insure that information required to be disclosed in Exchange Act reports is accumulated and communicated to management, including the CEO and the CFO, in order to allow timely decisions to be made regarding required disclosures.

6. Please note this Item will be revised to state (and future filings will state) that the Company's executives concluded that the disclosure controls and procedures were effective as of September 30, 2005, i.e., the end of the period covered by the report.

Form 8-K filed on January 30, 2006
-----------------------------------

7. During the fiscal year ended September 30, 2005, the Company's CEO hired a CPA firm to maintain its accounting system, record transactions, prepare the quarterly financial statements and footnotes and to assist in preparation of the quarterly SEC filings. The Company's CEO has no experience with financial accounting and preparation of reports, though the CPA firm hired as a consultant in this regard does. In addition, the Company is actively seeking a person to serve as its CFO, who will also have experience with financial accounting and the preparation of Exchange Act reports. The Company undertakes to report and disclose the appointment of such a person as CFO when that event occurs.


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                                          Securities and Exchange Commission
                                                              March 24, 2006
                                                                 Page 4 of 5


Acknowledgments
---------------

In reference to your letter dated February 7, 2006, the Company herewith acknowledges the following:

     o That it is responsible for the adequacy and accuracy of the disclosures in the filing;

     o That staff comments or changes to the discourse in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o That it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated February 7, 2006. Again, Amendment No. 1 is anticipated to be filed with the Commission on or before April 7, 2006 and mailed to you at that time, with three (3) review copies. Of course, if you should require any additional information or clarification, please do not hesitate to contact counsel for the Company, Ms. Karin Carter, directly at
(925)828-3555.






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                                          Securities and Exchange Commission
                                                              March 24, 2006
                                                                 Page 5 of 5




Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

CIRRACOR, INC.


By:   /s/ Reed Fisher
      -------------------------------------
          Reed Fisher, President